SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                     OFI Tremont Core Diversified Hedge Fund
                                (Name of Issuer)

                     OFI Tremont Core Diversified Hedge Fund
                      (Name of Person(s) Filing Statement)

                          Shares of Beneficial Interest
                         (Title of Class of Securities)

                                    67084K103
                      (CUSIP Number of Class of Securities)

                           Lisa Isabel Bloomberg, Esq.
                           Two World Financial Center
                         225 Liberty Street, 11th Floor
                          New York, New York 10281-1008
                                 (212) 323-0252


       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation: $43,266,887.75(a)         Amount of Filing Fee: $5,482(b)
--------------------------------------------------------------------------------

(a) Calculated as the estimated aggregate maximum purchase price for twenty-five percent of the Issuer's outstanding shares of beneficial interest based on the estimated total net asset value of the Issuer's outstanding shares of beneficial interest as of June 30, 2004.

(b) Calculated at .01267% of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                        --------------------------------------
Form or Registration No.:
                          ------------------------------------
Filing Party:
              ---------------------------------------------------------
Date Filed:
            -----------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [ ]  third-party tender offer subject to Rule 14d-1.
   [x] issuer tender offer subject to Rule 13e-4.
   [ ]  going-private transaction subject to Rule 13e-3.
   [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


ITEM 1:  SUMMARY TERM SHEET

The information required by Item 1 is incorporated by reference to the Repurchase Offer Notice (Exhibit (a)(1)(ii)), which is attached as an exhibit to this Schedule TO.

ITEM 2:  SUBJECT COMPANY INFORMATION

The information required by Item 2 is incorporated by reference to the Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 3:  IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person is OFI Tremont Core Diversified Hedge Fund (the "Fund"). The Fund's address is 6803 South Tucson Way, Centennial, Colorado 80112, and the Fund's telephone number is 1-866-634-6220. The investment adviser of the Fund is OppenheimerFunds, Inc., which is located at Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008 (the "Adviser"). The investment manager is Tremont Partners, Inc., which is located at 555 Theodore Fremd Avenue, Rye, New York 10580 (the "Investment Manager"). The Fund's Independent Trustees are Ronald J. Abdow, Joseph M. Wikler and Peter I. Wold. The Fund's Interested Trustees are Eustis Walcott and John V. Murphy. The address for each Trustee, except Mr. Murphy, is 6803 S. Tuscon Way, Centennial, Colorado 80112-3924. The address for Mr. Murphy is Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008.

ITEM 4:  TERMS OF THE REPURCHASE OFFER

The information required by Item 4 is incorporated by reference to the Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 5:   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

This information required by Item 5 is incorporated by reference to the Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 6: PURPOSE OF TRANSACTION AND PLANS OR PROPOSALS OF THE FUND AND ITS AFFILIATES

This information required by Item 6 is incorporated by reference to the Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 7:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

The information required by Item 7 is incorporated by reference to the Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 8:  INTEREST IN SECURITIES OF THE FUND

The information required by Item 8 is incorporated by reference to the Repurchase Offer Notice (Exhibit (a)(1)(ii)) and the Repurchase Request Form (Exhibit (a)(1)(iii)), which are attached as exhibits to this Schedule TO.

ITEM 9:  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Repurchases Offer.

ITEM 10:  FINANCIAL STATEMENTS

The information required by Item 10(a)-(b) is incorporated by reference to the Fund's audited financial statements included in the Statement of Additional Information, dated July 27, 2004 for the fiscal year ended March 31, 2004 and was filed on EDGAR on Form N-2 on July 27, 2004; and annual financial statements, previously filed on EDGAR on Form N-CSR on June 21, 2004, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30e-1 under the Investment Company Act of 1940 and filed with the Securities and Exchange Commission pursuant to Rule 30e-1 under the Investment Company Act of 1940.

ITEM 11: ADDITIONAL INFORMATION

(a)(1) None.
   (2) None.
   (3) Not applicable.
   (4) Not applicable.
   (5) None.

(b) None.

ITEM 12: EXHIBITS

(a)(1)(i)         Cover Letter to Repurchase Offer
(a)(1)(ii)        Repurchase Offer Notice
(a)(1)(iii)       Form of Repurchase Request Form
(a)(1)(iv) Form of Letter to Shareholders Regarding Acceptance of Tender of All Shares Held by Shareholders
(a)(1)(v) Form of Letter to Shareholders Regarding Acceptance of Tender of a Portion of Shares Held by Shareholders
(a)(1)(vi) Form of Promissory Note for Payment Regarding Acceptance of Tender of All Shares Held by Shareholders
(a)(1)(vii) Form of Promissory Note for Payment regarding Acceptance of Tender of a Portion of Shares Held by Shareholders
(a)(2)            Not applicable.
(a)(3)            Not applicable.
(a)(4)            Not applicable.
(a)(5)            None.

(b)               Not applicable.

(d)               Not applicable.

(g)               None.

(h)               None.

ITEM 13: INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      OFI Tremont Core Diversified Hedge Fund



                                      By:   /s/ Dina C. Lee
                                           -----------------------
                                      Name:    Dina C. Lee
                                      Title:   Assistant Secretary

Date:    July 30, 2004

Exhibit (a)(1)(i)

                    OFI Tremont Core Diversified Hedge Fund
                     Corporate Center at Rye, Suite C-300,
                 555 Theodore Fremd Avenue, Rye, New York 10580

                        Cover Letter to Repurchase Offer

July 30, 2004

Dear OFI Tremont Core Diversified Hedge Fund Shareholder:

OFI Tremont Core Diversified Hedge Fund is a closed-end, non-diversified management investment company organized as a business trust in the Commonwealth of Massachusetts (the "Fund"). This notice is to inform you about your Fund's offer to repurchase a portion of its outstanding shares ("Shares") and to provide instructions to Shareholders who would like to tender some or all of their Shares for repurchase by the Fund. This repurchase offer is intended to provide liquidity to Shareholders, because Shares of the Fund are not redeemable daily for cash nor are they traded on a stock exchange. You can offer some or all of your Shares for repurchase only during one of the Fund's repurchase offers.

The repurchase offer period will begin on August 2, 2004 and end on August 31, 2004. If you wish to sell any of your Shares during this tender period, you can do so in one of the following ways:

1. If your Shares are held in your own name (please refer to your account statement), you can complete the attached Repurchase Request Form and return it to Tremont Partners, Inc. by 12:00 Midnight, Eastern Time
         (ET), on August 31, 2004. The Fund currently does not charge a processing fee for handling repurchase requests.

2. If your Shares are held for your retirement plan by your retirement plan trustee, your retirement plan trustee must submit the repurchase request for you. They may charge a transaction fee for that service.

Please refer to your Fund Prospectus and the enclosed Repurchase Offer Notice and Repurchase Request Form for more details. If you are not interested in selling any of your Shares at this time, you do not have to do anything and can disregard this Notice. We will contact you prior to the next repurchase offer.

An Early Withdrawal Charge equal to 1.00% of the value of Shares repurchased by the Fund will apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year following the date of your initial investment in the Fund. If applicable, the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.


--------------------------------------------------------------------------------
All requests to have Shares repurchased must be received by Tremont Partners, Inc. at its office in Rye, New York in good order no later than 12:00 Midnight
(ET), on August 31, 2004 (the Repurchase Request Deadline).
--------------------------------------------------------------------------------



Please refer to the enclosed Repurchase Offer documents. If you have any questions, call your financial adviser or broker, or you can call Tremont Partners, Inc. at 1.914.925.2951.

Sincerely,
Tremont Partners, Inc.

                                                         [OppenheimerFunds Logo]

Exhibit (a)(1)(ii)


--------------------------------------------------------------------------------
                     OFI TREMONT CORE DIVERSIFIED HEDGE FUND
                             REPURCHASE OFFER NOTICE
                               OFFER TO REPURCHASE
                          SHARES OF BENEFICIAL INTEREST

                               DATED JULY 30, 2004

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                     12:00 MIDNIGHT (ET), ON AUGUST 31, 2004
                          UNLESS THE OFFER IS EXTENDED
--------------------------------------------------------------------------------


To the Shareholders of OFI Tremont Core Diversified Hedge Fund:

Oppenheimer Tremont Core Diversified Hedge Fund, a closed-end, non-diversified management investment company organized as a business trust in the Commonwealth of Massachusetts (the "Fund"), is offering to repurchase up to twenty-five percent (25%) of the aggregate number of shares of beneficial interest of the Fund ("Shares") that are tendered by Shareholders and not withdrawn prior to 12:00 Midnight (ET), on August 31, 2004, subject to any extensions of the offer to repurchase Shares ("Repurchase Offer"). The amount due to any Shareholder whose Shares are repurchased will be equal to the value of the Shareholder's Shares (or portion thereof being repurchased) determined as of September 30, 2004, or, if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Shareholders (the "Valuation Date"), and based on the net asset value of the Fund's assets as of that date, less an early withdrawal charge, if applicable. Shareholders may tender all, or a portion of, their Shares up to an amount such that they maintain the minimum required capital account balance of $500,000 after the repurchase of Shares.

Investors should realize that the value of the Shares tendered in this Repurchase Offer likely will change between June 30, 2004 (the last time net asset value will have been calculated before the start of this offer) and July 30, 2004 (the next time net asset value will be calculated) and September 30, 2004, when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares. Investors should also realize that although the Repurchase Offer expires at 12:00 Midnight (ET), on August 31, 2004, or, if the offer is extended, such time and dates as the Fund designates in an amended notice to Shareholders, they remain Shareholders in the Fund until the Valuation Date. Any Shareholder who wishes to obtain the most recently calculated net asset value of their Shares should contact Tremont Partners, Inc. at 1.914.925.2951 during regular business hours.

NEITHER THE FUND NOR ITS BOARD OF TRUSTEES MAKE ANY RECOMMENDATION TO ANY SHAREHOLDER WHETHER TO TENDER OR REFRAIN FROM PARTICIPATING IN THE REPURCHASE OFFER. EACH SHAREHOLDER MUST MAKE AN INDEPENDENT DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND WHETHER SHAREHOLDERS SHOULD TENDER PURSUANT TO THIS REPURCHASE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS REPURCHASE OFFER OTHER THAN THOSE CONTAINED IN THIS
REPURCHASE OFFER OR IN THE FUND'S PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION. IF GIVEN OR MADE, ANY SUCH RECOMMENDATIONS AND SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND, ITS INVESTMENT ADVISER, DISTRIBUTOR OR TREMONT PARTNERS, INC.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Questions and requests for assistance and requests for additional copies of the Repurchase Offer may be directed to Tremont Partners, Inc., the Fund's Investment Manager, at 1.914.925.2951.

                               SUMMARY TERM SHEET

o OFI Tremont Core Diversified Hedge Fund (the "Fund") is offering to repurchase up to twenty-five percent (25%) of the aggregate number of shares of beneficial interest of the Fund ("Shares") that are tendered by Shareholders and not withdrawn prior to 12:00 Midnight (ET), on August 31, 2004, subject to any extensions of the offer to repurchase Shares ("Repurchase Offer"). If the Repurchase Offer is over-subscribed, the Fund may repurchase only a pro rata portion of the shares tendered by each Shareholder. See Item 1 of the Repurchase Offer Notice.

o The Repurchase Offer will remain open until 12:00 Midnight (ET), on August 31, 2004, or if the Repurchase Offer is extended, such time and date as the Fund designates in an amended notice to Shareholders ("Repurchase Request Deadline"). Net asset value will be calculated for this purpose as of September 30, 2004, or if the Repurchase Offer is extended, as of a date designated by the Fund in an amended notice to Shareholders (the "Valuation Date"). See Item 2 of the Repurchase Offer Notice.

o Shareholders must determine whether to tender their Shares prior to the Repurchase Request Deadline. The net asset value at which the Fund will repurchase Shares will not be calculated until the Valuation Date. The net asset value can fluctuate and may fluctuate between the date you submit a Repurchase Request and the Valuation Date. The net asset value on the Repurchase Request Deadline and the Valuation Date could be higher or lower than on the date you submit a Repurchase Request Form. See Item 4 of the Repurchase Offer Notice.

o Payment of the purchase price for Shares (or portion thereof) shall consist of: (i) cash or a promissory note, which need not bear interest, in an amount equal to such percentage, as may be determined by the Board of Trustees, of the estimated unaudited net asset value of the Shares (or portion thereof) repurchased by the Fund determined as of the date of such repurchase (the "Initial Payment"); and, if determined to be appropriate by the Board of Trustees or if the Initial Payment is less than 100% of the estimated unaudited net asset value, (ii) a promissory note entitling the holder thereof to a contingent payment equal to the excess, if any, of (x) the net asset value of the Shares (or portion thereof) repurchased by the Fund as of the date of such repurchase, determined based on the audited financial statements of the Fund for the Fiscal Year in which such repurchase was effective, over (y) the Initial Payment. See Item 5 of the Repurchase Offer Notice.

o An Early Withdrawal Charge equal to 1.00% of the value of Shares repurchased by the Fund will apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year following the date of your initial investment in the Fund. If applicable, the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase. See Item 11 of the Repurchase Offer Notice.

o Shareholders who tender part of their Shares must leave an amount equal to at least $500,000 (the "Required Minimum Balance") in the Fund. The Fund reserves the right to reduce the amount of Shares repurchased so that the Required Minimum Balance is maintained. See Item 7 of the Repurchase Offer Notice.

o Following this summary is a formal notice of the Repurchase Offer. The Repurchase Offer remains open until 12:00 Midnight (ET), on August 31, 2004. Until this time, Shareholders have the right to change their mind and may withdraw their Shares submitted for repurchase. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Repurchase Request Deadline by following the tender procedures described herein. See Item 8 of the Repurchase Offer Notice.

o Shareholders who would like the Fund to repurchase all or a portion of their Shares should complete, sign and send the Repurchase Request Form by regular mail, certified mail, courier or express mail to Tremont Partners, Inc., c/o OFI Tremont Core Diversified Hedge Fund, Corporate Center at Rye, Suite C-300, 555 Theodore Fremd Avenue, Rye, New York 10580, so long as it is received before 12:00 Midnight (ET), on August 31, 2004. See Item 2 of the Repurchase Offer Notice.

o The value of Shares may change between August 2, 2004 and August 31, 2004. The net asset value of the Shares is calculated by the Fund based on information that the Fund receives from the Fund's Investment Manager. Shareholders may obtain the net asset value of their Shares by contacting Tremont Partners, Inc. at 1.914.925.2951. See Item 3 of the Repurchase Offer Notice.

o Shares tendered pursuant to the Repurchase Offer may be withdrawn or a Shareholder may change the amount of Shares tendered for Repurchase at any time prior to 12:00 Midnight (ET), on August 31, 2004. The Board of Trustees of the Fund may suspend or postpone this Repurchase Offer only by a majority vote of the Trustees (including a majority of the disinterested Trustees). Please note that just as Shareholders have the right to withdraw their tendered Shares, the Fund has the right to cancel, amend, suspend or postpone this Repurchase Offer any time before 12:00 Midnight (ET), on August 31, 2004. Also realize that although the tender offer expires at 12:00 Midnight (ET), on August 31, 2004, Shareholders remain an investor in the Fund until September 30, 2004, when the net asset value of a Shareholder's Shares is calculated for purposes of determining the repurchase price of the Shares. See Item 8 of the Repurchase Offer Notice.

o It is the responsibility of each SHAREHOLDER who elects to tender to confirm receipt of the Repurchase Request Form with TREMONT PARTNERS, INC. to assure good delivery. PLEASE SEND THE REPURCHASE REQUEST FORM TO TREMONT PARTNERS, INC. AND NOT TO YOUR FINANCIAL ADVISER.


                      FORMAL NOTICE OF THE REPURCHASE OFFER

1. The Offer. The Fund is offering to repurchase up to twenty-five percent (25%) of the aggregate number of shares of beneficial interest of the Fund ("Shares") at a price equal to the respective net asset value ("NAV" or "Net Asset Value") as of 12:00 Midnight (ET) on the Valuation Date (defined below) upon the terms and conditions set forth in this Repurchase Offer Notice, the Fund's Prospectus, and the related Repurchase Request Form. Together those documents constitute the "Repurchase Offer." The purpose of the Repurchase Offer is to provide liquidity to Shareholders of the Fund. The offer is not conditioned upon the tender for repurchase of any minimum amount of Shares.

     Shareholders may obtain the most recently calculated information regarding the Net Asset Value of their Shares by contacting Tremont Partners, Inc. at 1.914.925.2951, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (ET). The value of the Shares tendered by Shareholders likely will change between June 30, 2004 (the last time Net Asset Value will have been calculated before the start of this offer) and July 30, 2004 (the next time Net Asset Value will be calculated) and September 30, 2004 (the "Valuation Date").

     The repurchase of Shares pursuant to the Repurchase Offer will have the effect of decreasing the net assets of the Fund and increasing the proportionate shares in the Fund of Shareholders who do not tender their Shares. A reduction in the net assets of the Fund could limit the Fund's access to certain investment opportunities, cause the Fund to sell assets it would not have sold otherwise (including public securities), or result in Shareholders who do not tender their Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. The effects of decreased Fund size and the increased proportionate share owned by Shareholders who do not tender may be reduced or eliminated to the extent that additional subscriptions for Shares are made from time to time.

2. Repurchase Request Deadline - How to Submit Requests. All tenders of Shares for repurchase must be received in proper form (as specified in this Repurchase Offer) by Tremont Partners, Inc. at its office in Rye, New York on or before 12:00 Midnight (ET), on August 31, 2004. Repurchase Requests submitted to Tremont Partners, Inc. in writing must be sent to the address specified in the Repurchase Request Form. Shareholders wishing to confirm receipt of the Repurchase Request Form may contact Tremont Partners, Inc. at 1.914.925.2951 or at the address set forth in the Repurchase Request Form. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering his or her Shares, including, but not limited to the failure of Tremont Partners, Inc. to receive the Repurchase Request Form or any other document.

3. Valuation Date. Investors should realize that the value of the Shares tendered in this Offer likely will change between June 30, 2004 (the last time Net Asset Value will have been calculated before the start of this offer) and July 30, 2004 (the next time Net Asset Value will be calculated) and September 30, 2004 (the "Valuation Date"), when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares (unless the Repurchase Offer is extended, then as of a date designated by the Fund in an amended notice to Shareholders) (the "Valuation Date"). The Fund's estimated unaudted Net Asset Value per share as of the four most recent monthly calculations has been:

     March 31, 2004                 $1,037.32
     April 30, 2004                 $1,032.33
     May 31, 2004                   $1,027.58
     June 30, 2004                  $1,029.40

4. Net Asset Value. You must determine whether to tender your Shares prior to the Repurchase Request Deadline, but the Net Asset Value at which the Fund will repurchase Shares will not be calculated until the Valuation Date. The Net Asset Value can fluctuate and may fluctuate between the date you submit your Repurchase Request and the Repurchase Request Deadline and the Valuation Date. The Net Asset Value on the Repurchase Request Deadline and the Valuation Date could be higher or lower than on the date you submit a Repurchase Request. Shareholders may obtain the most recently calculated information regarding the Net Asset Value of their Shares by contacting Tremont Partners, Inc. at 1.914.925.2951, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (ET).

5. Payment for Repurchased Shares. If all Shares of a Shareholder are repurchased, the Shareholder will receive an initial payment equal to 95% of the estimated value of the Shares and the balance due will be determined and paid promptly after completion of the Fund's audit and be subject to audit adjustment. The total amount that a Shareholder may expect to receive on the repurchase of the Shareholder's Shares (or portion thereof) will be the value of the Shareholder's Shares (or portion thereof being repurchased) determined on the Valuation Date and based on the Net Asset Value of the Fund's assets as of that date, minus any Early Withdrawal Charge, if applicable. This amount will be subject to adjustment upon completion of the annual audit of the Fund's financial statements for the fiscal year in which the repurchase is effected (which it is expected will be completed within 60 days after the end of each fiscal year).

     Payment of the purchase price for Shares (or portion thereof) shall consist of: (i) cash or a promissory note, which need not bear interest, in an amount equal to such percentage, as may be determined by the Board of Trustees, of the estimated unaudited Net Asset Value of the Shares (or portion thereof) repurchased by the Fund determined as of the date of such repurchase (the "Initial Payment"); and, if determined to be appropriate by the Board of Trustees or if the Initial Payment is less than 100% of the estimated unaudited Net Asset Value, (ii) a promissory note entitling the holder thereof to a contingent payment equal to the excess, if any, of (x) the Net Asset Value of the Shares (or portion thereof) repurchased by the Fund as of the date of such repurchase, determined based on the audited financial statements of the Fund for the Fiscal Year in which such repurchase was effective, over (y) the Initial Payment.

     Notwithstanding anything in the foregoing to the contrary, the Board of Trustees, in its discretion, may at the election of the Shareholder pay any portion of the repurchase price in marketable Securities (or any combination of marketable Securities and cash) having a value, determined as of the date of repurchase, equal to the amount to be repurchased. Any promissory note given to satisfy the Initial Payment shall be due and payable not more than 45 days after the date of repurchase or, if the Fund has requested withdrawal of its capital from any of its underlying funds (the "Portfolio Funds") in order to fund the repurchase of Shares, 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

6. Increase in Amount of Shares Repurchased; Pro Rata Repurchases. If Shareholders tender for repurchase more outstanding Shares than the Fund is offering to repurchase during the offering period, the Fund may, in the discretion of the Board of Trustees (but is not obligated to) increase the outstanding Shares that the Fund is offering to purchase by up to two percent (2%) on the Repurchase Request Deadline. If the outstanding Shares tendered for repurchase exceeds the amount that the Fund is offering to repurchase, the Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder. There can be no assurance that the Fund will be able to repurchase all the Shares that you tender even if you tender all the Shares that you own. In the event of an oversubscribed Repurchase Offer, you may be unable to liquidate some or all of your Shares at Net Asset Value. You may have to wait until a subsequent repurchase offer to tender the Shares that the Fund was unable to repurchase, and you would be subject to the risk of Net Asset Value fluctuations during that time.

7. Amount of Tender. A Shareholder who tenders for repurchase only a portion of his Shares will be required to maintain a minimum account balance of $500,000 that is to be debited from the account of the Shareholder as of the date that the Fund values the Shares for repurchase. The Fund maintains the right to reduce the portion of Shares to be repurchased from a Shareholder so that the required minimum balance is maintained. The Fund will promptly notify the Shareholder if his tender of a portion of his Shares for repurchase would reduce his account balance to less than $500,000.

     The Fund may redeem all or part of a Shareholder's Shares if, among other reasons, the Adviser determines that it would be in the best interests of the Fund to do so. The Fund reserves the right to reduce that portion of the Shares to be purchased from a Shareholder to maintain the Shareholder's account balance at $500,000 if a Shareholder tenders a portion of his Shares and the repurchase of that portion would cause the Shareholder's account balance to fall below this required minimum.

     Shareholders may tender all or a portion of their Shares.

8. Withdrawal of Tender of Shares for Repurchase. Shares tendered pursuant to the Repurchase Offer may be withdrawn or the amount of Shares tendered for Repurchase may be changed at any time prior to 12:00 Midnight (ET), on August 31, 2004 (the "Repurchase Request Deadline"). You must send a written notice to Tremont Partners, Inc. at the address specified in the Repurchase Request Form, and Tremont Partners, Inc. must receive it before the Repurchase Request Deadline. All questions to the form and validity (including time of receipt) of a notice of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Repurchase Offer. However, withdrawn Shares may be re-tendered prior to the Repurchase Request Deadline by following the procedures described herein.

9. Suspension or Postponement of Repurchase Offer. The Board of Trustees of the Fund may suspend or postpone this Repurchase Offer only by a majority vote of the Trustees (including a majority of the disinterested Trustees) and only:

          (A) for any period during which The New York Stock Exchange or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

          (B) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

          (C) for such other periods as the Securities and Exchange Commission may order for the protection of Shareholders of the Fund.

10. Tax Consequences. A tender of Shares pursuant to the Repurchase Offer will be treated as a taxable sale of the Shares if the tender (i) completely terminates the Shareholder's interest in the Fund, (ii) is treated under the Internal Revenue Code as a distribution that is "substantially disproportionate" or (iii) is treated under the Internal Revenue Code as a distribution that is "not essentially equivalent to a dividend". A "substantially disproportionate" distribution generally requires a reduction of at least 20% in the Shareholder's proportionate interest in the Fund after all Shares are tendered. A distribution "not essentially equivalent to a dividend" requires that there be a "meaningful reduction" in the Shareholder's interest, which should be the case if the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs and suffers a reduction in his or her proportionate interest. The Fund intends to take the position that tendering Shareholders will qualify for sale treatment. If the transaction is treated as a sale for tax purposes, any gain or loss recognized will be treated as a capital gain or loss by Shareholders who hold their Shares as a capital asset and as a long-term capital gain or loss if such Shares have been held for more than twelve months. If the transaction is not treated as a sale, the amount received upon a sale of Shares may consist in whole or in part of ordinary dividend income, a return of capital or capital gain, depending on the Fund's earnings and profits for its taxable year and the Shareholder's basis in the Shares. In addition, if any amounts received are treated as a dividend to tendering Shareholders, a constructive dividend may be received by non-tendering Shareholders whose proportionate interest in the Fund has been increased as a result of the tender.

     Shareholders should consult their tax advisers regarding the specific tax consequences, including state and local tax consequences, of a repurchase of their Shares. Special tax rules apply to Shares repurchased from retirement plan accounts.

11. Early Withdrawal Charges. The Fund does not charge a special handling or processing fee for repurchases. However, if you tender for repurchase Shares that are subject to Early Withdrawal Charges as described in the Fund's Prospectus, and if those Shares are repurchased by the Fund, the applicable Early Withdrawal Charge will be deducted from the proceeds of the repurchase of your Shares. If you ask the Fund to repurchase a specific dollar amount of your Shares, and if the Shares are subject to Early Withdrawal charges, then (assuming your request is not subject to pro-ration) the Fund will repurchase an amount sufficient to pay the net proceeds you have requested and enough additional Shares to pay the applicable Early Withdrawal Charge.

12. Proper Form of Repurchase Request Documents. All questions as to the validity, form, eligibility (including, for example, the time of receipt) and acceptance of repurchase requests will be determined by the Fund, in its sole discretion, and that determination will be final and binding. The Fund reserves the right to reject any and all tenders of repurchase requests for Shares determined not to be in the proper form, or to refuse to accept for repurchase any Shares if, in the opinion of counsel to the Fund, paying for such Shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of this Repurchase Offer or any defect in any tender of Shares, whether in general or with respect to any particular Shares or Shareholders. The Fund's interpretations of the terms and conditions of this Repurchase Offer shall be final and binding. Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the times as the Fund shall determine. Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

     Neither the Fund, Tremont Partners, Inc. (the Fund's Investment Manager), OppenheimerFunds, Inc. (the Fund's Investment Adviser), nor OppenheimerFunds Distributor, Inc. (the Fund's Distributor), nor any other person is or will be obligated to give notice of any defects or irregularities in repurchase requests tendered, nor shall any of them incur any liability for failure to give any such notice.

13. Certain Information About the Fund. The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund's intention to accept subscriptions for Shares from time to time in the discretion of the Fund) or the disposition of Shares, other than as disclosed in the Prospectus;
     (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of Fund; (d) any change in the identity of the Adviser or Trustees of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or term of the Trustees of the Fund, to fill any existing vacancy for a Trustee of the Fund or to change any material term of the investment advisory arrangements with the Investment Adviser;
     (e) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the repurchase price for Shares acquired pursuant to this Repurchase Offer or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940; or (g) any changes in the Declaration of Trust or other actions that may impede the acquisition of control of the Fund by any person.

     During the past 60 days, other than the acceptance of subscriptions for Shares on August 1, 2004 and September 1, 2004, no transactions involving the Shares were effected by the Fund, the Investment Adviser of the Fund, the Trustees or any person controlling the Fund or controlling the Investment Adviser or any Trustees of the Fund.

14. Miscellaneous. The Repurchase Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Repurchase Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund reserves the right to exclude Shareholders from the Repurchase Offer in any jurisdiction in which it is asserted that the Repurchase Offer cannot lawfully be made. The Fund believes that such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer.

     Neither the Fund nor its Board of TRUSTEES make any recommendation to any Shareholder whether to tender or refrain participating in the Repurchase Offer. Each Shareholder must make an independent decision whether to tender Shares and, if so, how mANY Shares to tender.

     No person has been authorized to make any recommendation on behalf of the Fund whether Shareholders should tender pursuant to this Repurchase Offer. No person has been authorized to give any information or to make any representations in connection with this Repurchase Offer other than those contained in this Repurchase Offer or in the Fund's Prospectus and
     Statement of Additional Information. If given or made, any such recommendations and such information must not be relied upon as having been authorized by the Fund, its investment adviser, Distributor or Tremont Partners, Inc.

     This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed upon the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

     For the Fund's current Net Asset Value and other information about this Repurchase Offer, or for a copy of the Fund's Prospectus, call Tremont Partners, Inc. at 1.914.925.2951 or contact your financial adviser.


     Dated:  July 30, 2004

     Tremont Partners, Inc.

     [OppenheimerFunds Logo]

Exhibit (a)(1)(iii)
                                     FORM OF

                             REPURCHASE REQUEST FORM


--------------------------------------------------------------------------------
                     OFI Tremont Core Diversified Hedge Fund
                             REPURCHASE REQUEST FORM
--------------------------------------------------------------------------------

To: OFI Tremont Core Diversified Hedge Fund
Please repurchase the Shares of OFI Tremont Core Diversified Hedge Fund designated below on the Valuation Date that applies to this Repurchase Offer which expires on August 31, 2004. I understand that if my repurchased Shares are subject to an Early Withdrawal Charge, that charge will be deducted from the proceeds of my repurchased Shares.

Name(s) of Registered  Shareholders:                          __________________
(Please fill in EXACTLY as listed on your Fund statement):    __________________
                                                              __________________

Your Account Number:                         ___________________________________
(Please fill in EXACTLY as listed on your Fund statement):

Your Daytime Telephone Number:                (_____)  _____ - _________________
                                              Area Code              Number


Shares Tendered for Repurchase:
(Please fill in ALL applicable information)
|_|  Full Tender     Please tender all of my Shares.
|_|  Partial Tender  Please tender all but $____________ of my Shares
                     (Please Note: A $500,000 minimum balance must be retained.)
|_|  Dollar Amount   Please repurchase enough of my Shares so that I will
                     receive $____________.
                     (If an Early Withdrawal Charge applies, enough of my Shares will be repurchased, subject to pro-ration, to provide the net proceeds requested. Please Note: A $500,000 minimum balance must be retained.

Payment and Delivery Instructions:
The proceeds of repurchased Shares will be wired to you per the wire instructions that you provide below. Your signature(s) on this form must be guaranteed per the instructions on the following page. A confirming e-mail will be sent to you when the proceeds of the repurchased shares are wired.

Wiring Instructions:
                                    Bank Name:__________________________________
                                    ABA #:  ____________________________________
                                    Account Name: ______________________________
                                    Account # __________________________________
                                    For Further Credit to: _____________________

Please assure that you sign this form where indicated!

Please sign below and note the following important points:
     o Your signature(s) below MUST CORRESPOND EXACTLY with the names(s) in which your Shares are registered.
     o If the Shares are held by two or more joint holders, ALL SHAREHOLDERS MUST SIGN BELOW.
     o If the Shares are held in a First Trust IRA or 403(b)(7) account, you must have First Trust submit the request on your behalf.
     o If the Shares are held in the name of a trustee, executor, guardian, attorney-in-fact, corporation, partnership or other representative capacity, include the name of the owner, sign using your title and submit evidence of your authority in a form satisfactory to Tremont Partners, Inc.

ALL signatures must be guaranteed by one of the following: U.S. bank, trust company, credit union or savings association, or by a foreign bank that has a U.S. correspondent bank, or by a U.S. registered dealer or broker in securities, municipal securities, or government securities, or by a U.S. national securities exchange, a registered securities association or a clearing agency.




Date:________________________                  Signatures(s) of owner(s)
                                               exactly as Shares are registered:
SIGNATURE(s) GUARANTEED BY:

--------------------------                     ------------------------------
         (Signature)                                 (Signature of Owner)

----------------------------                   ------------------------------
         (Name) (Title)                           (Signature of Joint Owner)


If you have any questions about this form, call Tremont Partners, Inc. at 1.914.925.2951.


This form must be RECEIVED by Tremont Partners, Inc. by 12:00 Midnight ET August 31, 2004 (the Repurchase Request Deadline), if you want to sell some or all of your account of the OFI Tremont Core Diversified Hedge Fund. Repurchase Requests received by Tremont Partners, Inc. cannot be revoked after the Repurchase Request Deadline.


      ---------------------------------------------------------------------

      Send this form by regular mail, express mail or overnight courier to:

      Tremont Partners, Inc.
      c/o OFI Institutional Hedge Fund Series
      Corporate Center at Rye, Suite C-300
      555 Theodore Fremd Avenue
      Rye, New York  10580
      Attention: David Goldstein

      ---------------------------------------------------------------------


     NEITHER THE FUND NOR ITS BOARD OF TRUSTEES MAKE ANY RECOMMENDATION TO ANY SHAREHOLDER WHETHER TO TENDER OR REFRAIN PARTICIPATING IN THE REPURCHASE OFFER. EACH SHAREHOLDER MUST MAKE AN INDEPENDENT DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND WHETHER SHAREHOLDERS SHOULD TENDER PURSUANT TO THIS REPURCHASE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS REPURCHASE OFFER OTHER THAN THOSE CONTAINED IN THIS REPURCHASE OFFER OR IN THE FUND'S PROSPECTUS AND
     STATEMENT OF ADDITIONAL INFORMATION. IF GIVEN OR MADE, ANY SUCH RECOMMENDATIONS AND SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE FUND, ITS INVESTMENT ADVISER, DISTRIBUTOR OR TREMONT PARTNERS, INC.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Exhibit (a)(1)(iv)

Form of Letter to Shareholders Regarding Acceptance of Tender of All Shares Held by Shareholder

Date: __________


Dear Shareholder:

OFI Tremont Core Diversified Hedge Fund (the "Fund") has received and accepted for purchase your tender of your Shares in the Fund.

Because you have tendered and the Fund has purchased your entire investment, you have been paid a note (the "Note") entitling you to receive an initial payment of 95% of the estimated repurchase price based on the unaudited net asset value of the Fund as of September 30, 2004 (the "Valuation Date"), after subtraction of any applicable 1.00% Early Withdrawal Charge that applies if the date as of which the Shares are to be valued for purposes of the repurchase is less than one year following the date of your initial investment in the Fund, in accordance with the terms of the Repurchase Offer. You will receive an initial payment in this amount via wire or check, as per your instructions on your Repurchase Request Form. In accordance with the terms of the Repurchase Offer, payment will be made within forty-five (45) days of the Valuation Date unless the Fund has requested a withdrawal of its capital from any Portfolio Fund(s) in order to fund the repurchase of Shares, in which case payment will be made ten
(10) business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you promptly after the completion of the Fund's March 31, 2005 fiscal year-end audit and is subject to fiscal year-end audit adjustment. This amount will be paid to you via wire, as per your instructions on your Repurchase Request Form. We expect the audit to be completed by the end of May 2005.

     The Note is held by Tremont Partners, Inc. on your behalf for your safety and convenience. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

Should you have any questions, please call your financial adviser or broker, or you can call Tremont Partners, Inc. at 1.914.925.2951.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(v)

Form of Letter to Shareholders Regarding Acceptance of Tender of a Portion of Shares Held by Shareholder


Date: _____________

Dear Shareholder:

OFI Tremont Core Diversified Hedge Fund (the "Fund") has received and accepted for purchase your tender of a portion of your Shares in the Fund.

Because you have tendered and the Fund has purchased a portion of your investment, you have been paid a note (the "Note") entitling you to receive payment of 100% of the estimated repurchase price based on the unaudited net asset value of the Fund as of September 30, 2004 (the "Valuation Date"), after subtraction of the 1.00% Early Withdrawal Charge that applies if the date as of which the Shares are to be valued for purposes of the repurchase is less than one year following the date of your initial investment in the Fund, in accordance with the terms of the Repurchase Offer. You will receive a payment in this amount via wire or check, as per your instructions on your Repurchase Request Form. In accordance with the terms of the Repurchase Offer, payment will be made within forty-five (45) days of the Valuation Date unless the Fund has requested a withdrawal of its capital from any Portfolio Funds in order to fund the repurchase of Shares, in which case payment will be made ten (10) business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

     The Note is held by Tremont Partners, Inc. on your behalf for your safety and convenience. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

You remain a Shareholder of the Fund with respect to the portion of your shares in the Fund that you did not tender.

Should you have any questions, please call your financial advisor or broker, or you can call Tremont Partners, Inc. at 1.914.925.2951.

Sincerely,

Tremont Partners, Inc.

Exhibit (a)(1)(vi)

       FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER
                       OF ALL SHARES HELD BY SHAREHOLDER

                                 PROMISSORY NOTE

Pursuant to the Offer to Purchase (the "Repurchase Offer") up to twenty-five percent (25%) of the Fund's aggregate outstanding shares of beneficial interest ("Shares") at a price equal to the net asset value on the Valuation Date upon the terms and conditions set forth in the Repurchase Offer, OFI Tremont Core Diversified Hedge Fund hereby promises to pay in cash, in the manner set forth below, to the person identified below as the payee (the "Payee") an amount equal to the estimated net asset value of the Shares tendered, determined as of the Valuation Date in accordance with the asset valuation policy of the Fund.

This note entitles the Payee to receive an initial payment, valued in accordance with the terms of the Repurchase Offer, equal to at least 95% of the estimated value of the Shares (the "Initial Payment") which will be paid to the payee in the form of a wire within forty-five (45) days after the Valuation Date, unless the Fund has requested a withdrawal of its capital from any Portfolio Fund(s) in order to fund the repurchase of Shares, in which case payment will be made ten
(10) business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Fund(s). An Early Withdrawal Charge of 1.00% of the value of Shares (or portion of Shares) repurchased by the Fund will apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year following the date of the Payee's initial investment in the Fund. If applicable, the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.

This note also entitles the Payee to a contingent payment equal to the excess, if any, of (x) the net asset value of the Shares (or portion thereof) repurchased by the Fund as of the date of such repurchase, determined based on the audited financial statements of the Fund for the Fiscal Year in which such repurchase was effective over (y) the Initial Payment. The contingent payment is payable promptly after the completion of the audit of the Fund's financial statements for the fiscal year ending March 31, 2005.

Both the initial and contingent payments hereunder shall be paid in cash, provided, however, that if the Fund's Board of Trustees determines that payment of all or a portion of the purchase price by a distribution of marketable securities is necessary to avoid or mitigate any adverse effect of the Repurchase Offer on the remaining Shareholders of the Fund, then such payment shall be made by distributing such marketable securities, all as more fully described in the Repurchase Offer.

Both the initial and contingent payment of this note shall be made by wire to the Payee, as per the Payee's instruction on the Repurchase Request Form.

This note may not be pledged, assigned or otherwise transferred by the Payee.

This note shall be construed according to and governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________
                                    OFI Tremont Core Diversified Hedge Fund

                                    By: _______________________________

                                        1
Exhibit (a)(1)(vii)

       FORM OF PROMISSORY NOTE FOR PAYMENT REGARDING ACCEPTANCE OF TENDER
                   OF A PORTION OF SHARES HELD BY SHAREHOLDER

                                 PROMISSORY NOTE

Pursuant to the Offer to Purchase (the "Repurchase Offer") up to twenty-five percent (25%) of the Fund's aggregate outstanding shares of beneficial interest ("Shares") at a price equal to the net asset value on the Valuation Date upon the terms and conditions set forth in the Repurchase Offer, OFI Tremont Core Diversified Hedge Fund hereby promises to pay in cash, in the manner set forth below, to the person identified below as the payee (the "Payee") an amount equal to the estimated net asset value of the Shares tendered, determined as of the Valuation Date in accordance with the asset valuation policy of the Fund.

This note entitles the Payee to receive a payment, valued in accordance with the terms of the Repurchase Offer, equal to at least 100% of the estimated value of the Shares (the "Initial Payment") which will be paid to the payee in the form of a check or wire within forty-five (45) days after the Valuation Date, unless the Fund has requested a withdrawal of its capital from any Portfolio Fund(s) in order to fund the repurchase of Shares, in which case payment will be made ten
(10) business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Fund(s). An Early Withdrawal Charge of 1.00% of the value of Shares (or portion of Shares) repurchased by the Fund will apply if the date as of which the Shares are to be valued for purposes of repurchase is less than one year following the date of the Payee's initial investment in the Fund. If applicable, the Early Withdrawal Charge will be deducted before payment of the proceeds of a repurchase.

The payment hereunder shall be paid in cash, provided, however, that if the Fund's Board of Trustees determines that payment of all or a portion of the purchase price by a distribution of marketable securities is necessary to avoid or mitigate any adverse effect of the Repurchase Offer on the remaining Shareholders of the Fund, then such payment shall be made by distributing such marketable securities, all as more fully described in the Repurchase Offer.

The payment of this note shall be made by wire to the Payee, as per the Payee's instruction on the Repurchase Request Form.

This note may not be pledged, assigned or otherwise transferred by the Payee.

This note shall be construed according to and governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.



Payee: _______________________

                                         OFI Tremont Core Diversified Hedge Fund


                                         By: ___________________________________